UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

            Nelnet, Inc.
(Name of Issuer)

         Class A Common Stock
(Title of Class of Securities)

            64031N 10 8
(CUSIP Number)

         04/05/2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [ X ] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8

1) Names of Reporting Persons.

        Shelby J. Butterfield

2) Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]
        (b) [ ]

3) SEC Use Only

4) Citizenship or Place of Organization

        United States

Number of 5) Sole Voting Power 108,761 (1) (3)
Shares
Beneficially
Owned 6) Shared Voting Power 3,657,102 (2) (3)
by Each
Reporting
Person 7) Sole Dispositive Power 108,761 (1) (3)
With:

        8) Shared Dispositive Power 3,657,102 (2) (3)

9) Aggregate Amount Beneficially
        Owned by Each Reporting Person 3,765,863 (3)

10) Check if the Aggregate Amount in Row (9)
        Excludes Certain Shares (See Instructions) [ ]

11) Percent of Class Represented by Amount in Row (9) 11.6%

12) Type of Reporting Person (See Instructions) IN

(1) Consists of 108,761 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) held by Shelby J. Butterfield.

(2) Includes (i) 5 shares of Class B common stock held by the Estate of Stephen F. Butterfield (the “Butterfield Estate”), for which Ms. Butterfield serves as the personal representative (and which Butterfield Estate is included as an additional reporting person in this filing), which number of shares reflects the transfer of a total of 778,089 shares of Class B common stock from the Butterfield Estate to the Butterfield Family Trust in March 2019 as discussed below; (ii) 778,089 shares of Class B common stock held by the Butterfield Family Trust, an estate planning trust for the family of Stephen F. Butterfield, for which trust Ms. Butterfield serves as a co-trustee and Whitetail Rock Capital Management, LLC (“WRCM”), a majority owned subsidiary of the issuer, serves as investment adviser with respect to shares of the issuer’s stock held therein, including shares of the issuer’s stock held by such trust indirectly through Union Financial Services, Inc. (“UFS”) as discussed below (and which Butterfield Family Trust is included as an additional reporting person in this filing), which 778,089 shares were transferred to the Butterfield Family Trust from the Butterfield Estate in March 2019 as discussed above, (iii) 135,332 shares of Class B common stock held by the restated Stephen F. Butterfield Revocable Living Trust (the “Restated Butterfield Revocable Living Trust”), which reflects the transfer in March 2019 of 135,332 shares of Class B common stock from the preceding Stephen F. Butterfield Revocable Living Trust to the Restated Butterfield Revocable Living Trust and for which Restated Butterfield Revocable Living Trust Ms. Butterfield serves as a co-trustee and WRCM serves as investment adviser with respect to shares of the issuer’s stock held therein; (iv) 1,586,691 shares of Class B common stock owned by UFS, of which the Butterfield Family Trust owns 50% of the outstanding capital stock (which reflects the transfer of such 50% ownership interest in UFS from the Butterfield Estate to the Butterfield Family Trust completed on April 5, 2019) and Michael S. Dunlap, Executive Chairman and a substantial shareholder of the issuer, owns the other 50% of the outstanding capital stock; (v) a total of 691,339 shares of Class B common stock held in eight separate grantor retained annuity trusts (“GRATs”) established by Ms. Butterfield in 2015, for which GRATs WRCM serves as investment adviser; (vi) a total of 311,291 shares of Class B common stock held in four separate GRATs established by Mr. Butterfield in 2015, for which GRATs WRCM serves as investment adviser; (vii) a total of 100,650 shares of Class B common stock held in two separate irrevocable trusts for the benefit of Ms. Butterfield’s minor children; (viii) a total of 200 shares of Class B common stock held by Ms. Butterfield as custodian for her two minor children; (ix) 52,995 shares of Class B common stock held by a charitable lead annuity trust (“CLAT”) established by Mr. Butterfield, for which CLAT WRCM serves as investment adviser; and (x) 510 shares of Class A common stock owned by the Butterfield Estate. Ms. Butterfield disclaims beneficial ownership of such shares except to the extent that Ms. Butterfield actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that Ms. Butterfield is a beneficial owner of such shares.

(3) All amounts in Rows 5-9 are as of April 5, 2019.

CUSIP No. 64031N 10 8

1) Names of Reporting Persons.

        Estate of Stephen F. Butterfield

2) Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]
        (b) [ ]

3) SEC Use Only

4) Citizenship or Place of Organization

        Arizona

Number of 5) Sole Voting Power 0
Shares
Beneficially
Owned 6) Shared Voting Power 311,806 (1) (2)
by Each
Reporting
Person 7) Sole Dispositive Power 0
With:

        8) Shared Dispositive Power 311,806 (1) (2)

9) Aggregate Amount Beneficially
        Owned by Each Reporting Person 311,806 (2)

10) Check if the Aggregate Amount in Row (9)
        Excludes Certain Shares (See Instructions) [ ]

11) Percent of Class Represented by Amount in Row (9) 1.1%

12) Type of Reporting Person (See Instructions) OO

(1) Includes (i) 5 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) held by the Estate of Stephen F. Butterfield (the “Butterfield Estate”), for which Shelby J. Butterfield serves as personal representative, which number of shares of Class B common stock reflects the transfer in March 2019 of a total of 778,089 shares of Class B common stock from the Butterfield Estate to the

Butterfield Family Trust, an estate planning trust for the family of Stephen F. Butterfield, for which trust Ms. Butterfield serves as a co-trustee (and which Butterfield Family Trust is included as an additional reporting person in this filing); (ii) a total of 311,291 shares of Class B common stock held in four separate grantor retained annuity trusts (“GRATs”) established by Stephen F. Butterfield in 2015, of which the Butterfield Estate is the annuity term beneficiary, and for which GRATs Whitetail Rock Capital Management, LLC (“WRCM”), a majority owned subsidiary of the issuer, serves as investment adviser; and (iii) 510 shares of Class A common stock owned by the Butterfield Estate. The number of shares beneficially owned by the Butterfield Estate also reflects the transfer completed on April 5, 2019 of 50% of the outstanding capital stock of Union Financial Services, Inc. (“UFS”), which holds 1,586,691 shares of Class B common stock, from the Butterfield Estate to the Butterfield Family Trust (with Michael S. Dunlap, Executive Chairman and a substantial shareholder of the issuer, owning the other 50% of the outstanding capital stock of UFS). The Butterfield Estate disclaims beneficial ownership of such shares except to the extent that the Butterfield Estate actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that the Butterfield Estate is a beneficial owner of such shares.

(2) All amounts in Rows 6, 8 and 9 are as of April 5, 2019.

CUSIP No. 64031N 10 8

1) Names of Reporting Persons.

        Butterfield Family Trust

2) Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]
        (b) [ ]

3) SEC Use Only

4) Citizenship or Place of Organization

        Arizona

Number of 5) Sole Voting Power 0
Shares
Beneficially
Owned 6) Shared Voting Power 2,364,780 (1) (2)
by Each
Reporting
Person 7) Sole Dispositive Power 0
With:

        8) Shared Dispositive Power 2,364,780 (1) (2)

9) Aggregate Amount Beneficially
        Owned by Each Reporting Person 2,364,780 (2)

10) Check if the Aggregate Amount in Row (9)
        Excludes Certain Shares (See Instructions) [ ]

11) Percent of Class Represented by Amount in Row (9) 7.6%

12) Type of Reporting Person (See Instructions) OO

(1) Includes (i) 778,089 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) held by the Butterfield Family Trust, an estate planning trust for the family of Stephen F. Butterfield, for which trust Shelby J. Butterfield serves as a co-trustee and Whitetail Rock Capital Management, LLC (“WRCM”), a majority owned subsidiary of the issuer, serves as investment adviser with respect to shares of the issuer’s stock held therein, including shares of the issuer’s stock held by such trust indirectly through Union Financial Services, Inc. (“UFS”) as discussed below, which 778,089 shares were transferred to the Butterfield Family Trust from the Estate of Stephen F. Butterfield (the “Butterfield Estate,” which is included as an additional reporting person in this filing) in March 2019; and (ii) 1,586,691 shares of Class B common stock owned by UFS, of which the Butterfield Family Trust owns 50% of the outstanding capital stock, which reflects the transfer of such 50% ownership interest from the Butterfield Estate to the Butterfield Family Trust completed on April 5, 2019, and Michael S. Dunlap, Executive Chairman and a substantial shareholder of the issuer, owns the other 50% of the outstanding capital stock. The Butterfield Family Trust disclaims beneficial ownership of such shares except to the extent that the Butterfield Family Trust actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that the Butterfield Family Trust is a beneficial owner of such shares.

(2) All amounts in Rows 6, 8 and 9 are as of April 5, 2019.

Explanatory Note
Shelby J. Butterfield is the surviving spouse of Stephen F. Butterfield, who had previously reported beneficial ownership of the issuer’s Class A common stock (the class of securities to which this statement relates) beginning after the issuer’s initial public offering and registration of such class of securities under Section 12 of the Act in December 2003, in statements (including amendments thereto) on Schedule 13G, with the most recent annual amendment thereto filed by Mr. Butterfield on February 12, 2018. The previous statements on Schedule 13G for Mr. Butterfield were filed pursuant to Rule 13d-1(d) and Section 13(d)(6)(B) of the Act. Mr. Butterfield passed away on April 16, 2018, and Ms. Butterfield was appointed as personal representative of the Estate of Stephen F. Butterfield (the “Butterfield Estate,” which is a separate reporting person in this statement) on May 4, 2018.
On April 5, 2019, the Butterfield Estate completed a transfer of its previously reported 50% ownership interest in the outstanding capital stock of Union Financial Services, Inc. (“UFS”), which owns 1,586,691 shares of the issuer’s Class B common stock, to the Butterfield Family Trust, an estate planning trust for the family of Stephen F. Butterfield, for which trust Ms. Butterfield serves as a co-trustee and Whitetail Rock Capital Management, LLC (“WRCM”), a majority owned subsidiary of the issuer, serves as investment adviser with respect to shares of the issuer’s stock held therein, including shares of the issuer’s stock held by such trust indirectly through UFS (and which Butterfield Family Trust is included as a new additional separate reporting person in this statement). Michael S. Dunlap, Executive Chairman and a substantial shareholder of the issuer, owns the other 50% of the outstanding capital stock of UFS. In addition, in March 2019, the Butterfield Estate transferred a total of 778,089 shares of the issuer’s Class B common stock to the Butterfield Family Trust, and the Stephen F. Butterfield Revocable Living Trust transferred 135,332 shares of the issuer’s Class B common stock to the restated Stephen F. Butterfield Revocable Living Trust (the “Restated Butterfield Revocable Living Trust”), for which Ms. Butterfield serves as a co-trustee and WRCM serves as investment adviser with respect to shares of the issuer’s stock held therein. The foregoing transfers are reflected in this amendment.
Consistent with separate beneficial ownership reporting prior to Mr. Butterfield’s passing, (i) the 1,586,691 shares of the issuer’s Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) owned by UFS as discussed in footnote (2) to Rows 6) and 8) on the cover page with respect to Ms. Butterfield above and in footnote (1) to Rows 6) and 8) on the cover page with respect to the Butterfield Family Trust above, which footnotes are incorporated herein by reference, were separately reported as also beneficially owned by UFS and Mr. Dunlap in an amendment to Statement on Schedule 13D filed by Mr. Dunlap and UFS on a joint basis on April 15, 2019; and (ii) the shares of Class B common stock held in various grantor retained annuity trusts (“GRATs”), a charitable lead annuity trust (“CLAT”), the Butterfield Family Trust (including shares of the issuer’s stock held by the Butterfield Family Trust indirectly through UFS), and the Restated Butterfield Revocable Living Trust as discussed in footnote (2) to Rows 6) and 8) on the cover page with respect to Ms. Butterfield above and in footnote (1) to Rows 6) and 8) on the cover page with respect to the Butterfield Family Trust above, for which WRCM serves as investment adviser, were included in the shares separately reported as beneficially owned by WRCM in an amendment to Schedule 13G filed by WRCM on May 8, 2019 and in the shares separately reported as beneficially owned by Mr. Dunlap in the amendment to Statement on Schedule 13D filed by Mr. Dunlap and UFS on a joint basis on April 15, 2019.
Item 1.

        (a) Name of Issuer:

Nelnet, Inc.

        (b) Address of Issuer’s Principal Executive Offices:

121 South 13th Street
Suite 100
Lincoln, Nebraska 68508

Item 2.

        (a) Name of Person Filing:

This Schedule is filed jointly by the following reporting persons:

(i)Shelby J. Butterfield

(ii)Estate of Stephen F. Butterfield (the “Butterfield Estate”)

(iii)Butterfield Family Trust

(b) Address of Principal Business Office or, if none, Residence:

The principal business office of Ms. Butterfield, the Butterfield Estate, and the Butterfield Family Trust is:

c/o Gallagher & Kennedy
2575 East Camelback Road
Phoenix, Arizona 85016

(c) Citizenship:

        Ms. Butterfield is a United States citizen. The Butterfield Estate is being administered in the State of Arizona. The Butterfield Family Trust is governed by Arizona law.

(d) Title of Class of Securities:

        Class A Common Stock

(e) CUSIP Number:

        64031N 10 8

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [ ]  An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4. Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5) – 11) of the cover pages (and the footnotes thereto) for each of the reporting persons and is incorporated herein by reference.

The percentages incorporated by reference herein are calculated in accordance with SEC Rule 13d-3(d)(1), based on a total of 28,628,528 shares of Class A common stock outstanding as of March 31, 2019, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 filed on May 8, 2019.

Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

        Explanatory Note: As of the date hereof, the Butterfield Estate has ceased to be the beneficial owner of more than five percent of the class of securities. Ms. Butterfield continues to be the beneficial owner of more than five percent of the class of securities, and the Butterfield Family Trust is a new additional separate reporting person included herein with beneficial ownership of more than five percent of the class of securities.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        As discussed in footnote (2) to Rows 6) and 8) on the cover page with respect to Ms. Butterfield above, in footnote (1) to Rows 6) and 8) on the cover page with respect to the Butterfield Estate above, and in footnote (1) to Rows 6) and 8) on the cover page with respect to the Butterfield Family Trust above, which are incorporated by reference herein, certain securities reported in this statement are held by or on behalf of persons other than the reporting persons, which other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

        Not applicable.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certifications

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2020

        Shelby J. Butterfield

/s/ Audra Hoffschneider
Name: Audra Hoffschneider
Title: Attorney-in-Fact*

        Estate of Stephen F. Butterfield

/s/ Audra Hoffschneider
Name: Audra Hoffschneider
Title: Attorney-in-Fact*

Butterfield Family Trust

/s/ Audra Hoffschneider
Name: Audra Hoffschneider
Title: Attorney-in-Fact**

* Pursuant to a power of attorney filed on April 8, 2020 as an exhibit to the initial filing of this statement and incorporated herein by reference.

** Pursuant to the power of attorney filed as an exhibit to this amendment of this statement and incorporated herein by reference.

Exhibit Index

Exhibit No. Description

1. Power of Attorney granted by the Butterfield Family Trust, dated March 27, 2020
2.Joint Filing Agreement among Shelby J. Butterfield, the Estate of Stephen F. Butterfield, and the Butterfield Family Trust, dated March 27, 2020